Exhibit 99.1

CONTACT:  Retalix Ltd.
          Hugo Goldman
          +972-9-776-6696
          investors@retalix.com
Retalix Announces Second Quarter 2010 Results

Company Reports Sequential and Year-Over-Year Growth for Revenues and Operating
Income and Positive Cash Flow From Operations; Retalix Refines Annual Guidance

RA'ANANA, Israel, August 11, 2010 -- Retalix® Ltd. (NasdaqGS:RTLX), a leading provider of Software and Services for retailers and distributors, announced today results for the second quarter ended June 30, 2010.

Summarized financial highlights for the three months ended June 30, 2010:

•	Total Revenues were $52.0 million, compared to $48.9 million in the second quarter of 2009.

•	Income from Operations (GAAP) was $3.4 million, compared to $3.0 million income from operations (GAAP) in the second quarter of 2009.

•	Adjusted Income from Operations (Non-GAAP)* was $5.3 million compared to $4.5 million in the second quarter of 2009.

•
Financial Expense was $0.8 million due to currency fluctuations and the value of the Company’s forward currency transactions compared to a financial income of $3.7 million in the second quarter of 2009 related to currency fluctuations and the value of the forward currency transactions.  These amounts impacted the GAAP Net Income and Non-GAAP Net Income, including per share data, presented below.

•
GAAP Net Income was $1.6 million, or $0.06 per diluted share, versus a GAAP Net Income of $4.9 million, or $0.24 per diluted share in the second quarter of 2009, including the $3.7 million in financial income referenced above.

•
Adjusted Net Income (Non-GAAP)* was $3.3 million, or $0.14 per diluted share, compared to $6.1 million, or $0.30 per diluted share in the second quarter of 2009, including the $3.7 million in financial income referenced above.

•	Cash Flow from Operating Activities generated $4 million during the second quarter of 2010.

•	Balance Sheet includes approximately $107.5 million in cash and cash equivalents, deposits and marketable securities and negligible debt as of June 30, 2010.

Shuky Sheffer, Chief Executive Officer of Retalix, said, “It was another solid quarter for Retalix that included sequential and year-over-year growth in total revenues and operating income along with continued positive cash flow from operations.  We had a good quarter of delivering projects to customers, including our first in Japan.  We also won new customer programs including a new customer in Spain.  We are continuing to execute on our plan.  Our market analysis has confirmed that Retalix is well positioned and our leadership is aligned with the opportunities in the marketplace.  We are making progress on developing and enhancing our product offering and services that build on Retalix’s strengths and we look forward to continuing to expand upon these efforts.”

Hugo Goldman, the Company's Chief Financial Officer, said, “We had solid financial results in the second quarter of 2010, reporting growth in total revenues and income from operations both when compared to the previous quarter and the year ago period.  Our second quarter Non-GAAP Net Income was also a slight improvement versus the first quarter despite increased financial expenses due to currency fluctuations and its impact on the value of our non-dollar assets.  We were able to achieve a better than 10% operating margin Non-GAAP in the second quarter of 2010 by focusing on efficient operations while we continue to recruit and increase our total headcount in key areas such as customer facing operations, R&D and services.  We also maintained positive cash flows, generating $4 million from operations and a solid balance sheet with more than $107.5 million in cash and cash equivalents, deposits and marketable securities and negligible debt.”

Outlook for FY 2010

Sheffer added, “Overall we are satisfied by the progress we made in the first two quarters of 2010.  We achieved our financial goals for the first half and we continue to receive positive feedback from our customers and see good acceptance and interest in our solutions.  While there continues to be caution over the rate of recovery for the global economy and inconsistencies by geography, opportunities exist based on the individual customer’s market and the local versus global economy.

“We see initial signs of growth, and while there continues to be uncertainty in the economy, the results of the first half give us confidence in our guidance for 2010.  We are refining our guidance and we now expect total revenues for 2010 of between $200 and $210 million and similar or better profitability than 2009.”

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Conference Call and Webcast Information

Retalix will be holding a conference call to discuss results for the second quarter 2010 on Wednesday, August 11th at 9:00 am Eastern Time (4:00 pm Israel Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/conference-call.cfm, which web site is not part of this press release. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Retalix's web site.

About Retalix

Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The Company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com, the contents of which are not part of this press release.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

* Note Regarding the Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses Non-GAAP measures of operating income, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation, Indirect private placement costs, and amortization of intangibles related to acquisitions, as well as impairment of goodwill when applicable. Retalix's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this Non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide this information to investors. Reconciliations between GAAP measures and Non-GAAP measures are contained following the GAAP financial statements in this press release.

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Safe Harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our "Outlook for FY 2010" including our expected results, expected demand and opportunities, future expansion of product offering and services, and future strategic plans and positioning, all involve forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the performance of the US dollar relative to other currencies, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2009, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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RETALIX LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	U.S. $ in thousands (except per share data)
REVENUES:
Product sales	27,009	26,399	13,322	13,587	58,145
Services	73,681	69,460	38,697	35,340	134,248
Total revenues	100,690	95,859	52,019	48,927	192,393
COST OF REVENUES:
Cost of product sales	16,281	16,469	7,717	9,209	39,560
Cost of services	43,571	38,190	23,312	19,085	74,564
Total cost of revenues	59,852	54,659	31,029	28,294	114,124
GROSS PROFIT	40,838	41,200	20,990	20,633	78,269

OPERATING EXPENSES:
Research and development – net	14,401	13,988	7,495	7,157	28,991
Selling and marketing	8,383	9,878	4,264	5,109	18,776
General and administrative	11,794	9,925	5,856	5,369	21,007
Other (income) expenses – net	(23)	12	(23)	36	(154)
Indirect private placement costs	-	-	-	-	1,823
Total operating expenses	34,555	33,803	17,592	17,671	70,443
INCOME FROM OPERATIONS	6,283	7,397	3,398	2,962	7,826
FINANCIAL INCOME (EXPENSES), net	(1,148)	80	(792)	3,699	1,757
INCOME BEFORE TAXES ON INCOME	5,135	7,477	2,606	6,661	9,583
TAX EXPENSES	(1,367)	(1,610)	(911)	(1,676)	(3,494)
INCOME AFTER TAXES ON INCOME	3,768	5,867	1,695	4,985	6,089
SHARE IN INCOME OF AN ASSOCIATED COMPANY	2	2	2	-	17
NET INCOME	3,770	5,869	1,697	4,985	6,106
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(280)	(224)	(138)	(81)	(310)
NET INCOME ATTRIBUTABLE TO RETALIX LTD.	3,490	5,645	1,559	4,904	5,796
EARNINGS PER SHARE – in U.S. $:
Basic	0.14	0.28	0.06	0.24	0.28
Diluted	0.14	0.28	0.06	0.24	0.28
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE – in thousands:
Basic	24,090	20,394	24,092	20,399	20,824
Diluted	24,235	20,417	24,233	20,418	21,020

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RETALIX LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

	June 30		December 31
	2010	2009	2009
	(Unaudited)		(Audited)
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	73,014	65,211	103,675
Short-term deposits	32,000	-	-
Marketable securities	2,031	263	226
Accounts receivable:
Trade	58,018	55,694	54,814
Other	9,862	11,284	8,891
Prepaid expenses	3,672	3,729	4,967
Inventories	1,326	1,050	1,496
Deferred income taxes	5,509	6,705	4,957
Total current assets	185,432	143,936	179,026
NON-CURRENT ASSETS :
Long-term receivables	993	2,257	1,386
Long-term prepaid expenses	640	393	406
Long term investments	493	861	682
Amounts funded in respect of employee rights upon retirement	10,978	8,772	10,621
Deferred income taxes	10,615	11,152	12,150
Other	269	429	269
Total non - current assets	23,988	23,864	25,514
PROPERTY, PLANT AND EQUIPMENT, net	14,927	15,341	15,233
GOODWILL	50,803	50,730	50,803
OTHER INTANGIBLE ASSETS, net of accumulated amortization
Customer base	11,290	14,000	12,544
Other	1,327	1,814	1,889
	12,617	15,814	14,433
Total assets	287,767	249,685	285,009

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RETALIX LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

	June 30		December 31
	2010	2009	2009
	(Unaudited)		(Audited)
	U.S. $ in thousands
Liabilities and equity
CURRENT LIABILITIES:
Short-term loan	55	-	170
Current maturities of long-term bank loans	369	255	263
Accounts payable and accruals:
Trade	6,431	4,608	7,071
Employees and employee institutions	10,100	9,506	10,114
Accrued expenses	9,483	9,642	10,908
Other	1,277	2,208	1,804
Deferred revenues	17,875	17,015	17,450
Total current liabilities	45,590	43,234	47,780
LONG-TERM LIABILITIES :
Long-term bank loans, net of current maturities	-	401	275
Long-term deferred revenues	2,537	2,829	2,336
Employee rights upon retirement	14,165	13,659	14,243
Deferred income tax	263	258	269
Institutions	477	3,265	476
Total long-term liabilities	17,442	20,412	17,599
Total liabilities	63,032	63,646	65,379
EQUITY:
Share capital -Ordinary shares of NIS 1.00 par value (authorized: June 30, 2010 (unaudited), December 31, 2009 (audited) 50,000,000 shares; June 30, 2009 (unaudited) 30,000,000 shares;
issued and outstanding: - June 30, 2010 (unaudited) 24,099,829 Shares; December 31, 2009 (audited) -24,082,582 shares; June 30, 2009 (unaudited) -20,406,363 shares	6,358	5,384	6,353
Additional paid in capital	210,520	176,603	208,574
Retained earnings	3,865	224	375
Accumulated other comprehensive income	124	343	642
Total Retalix shareholders’ equity	220,867	182,554	215,944
Non-controlling interest	3,868	3,485	3,686
Total equity	224,735	186,039	219,630
Total liabilities and equity	287,767	249,685	285,009

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 (Continued) - 1

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	3,770	5,869	1,697	4,985	6,106
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,063	3,091	1,485	1,460	6,475
Losses from sale of property, plant and equipment	-	21	-	40	44
Share in income of an associated company	(2)	(2)	(2)	-	(17)
Stock based compensation expenses	1,933	1,162	996	576	2,624
Changes in accrued liability for employee rights upon retirement	222	(208)	(299)	1,083	311
Losses (gains) on amounts funded in respect of employee rights upon retirement	147	283	396	(631)	(1,023)
Deferred income taxes - net	951	2,401	648	2,215	3,209
Net decrease in marketable securities	64	146	62	1	162
Other	172	28	145	(154)	13
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	(3,485)	15,409	(1,516)	(1,126)	17,339
Other (including the non-current portion)	(32)	678	1,847	1,932	2,190
Increase (decrease) in accounts payable and accruals:
Trade	(495)	(4,083)	284	(2,321)	(1,653)
Employees, employee institutions and other	(1,810)	2,496	(1,027)	1,662	4,102
Decrease (increase) in inventories	159	(13)	196	655	(456)
Increase (decrease) in long-term institutions	1	2,153	8	39	(636)
Increase (decrease) in deferred revenues	698	709	(960)	(732)	625

Net cash provided by operating activities - forward	5,356	30,140	3,960	9,684	39,415

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(Continued) - 2

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	U.S. $ in thousands
Net cash provided by operating activities - brought forward	5,356	30,140	3,960	9,684	39,415
CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held to maturity	-	290	-	-	490
Sales of marketable trading debt securities	-	2,535	-	-	2,535
Investment in Short term deposits	(32,000)	-	(7,000)	-	-
Investment in Available-for-sale marketable securities	(1,679)	-	-	-	-
Additional investments in subsidiaries	-	-	-	-	(22)
Purchase of property, plant, equipment and other assets	(1,037)	(960)	(505)	(310)	(2,985)
Proceeds from sale of property, plant and equipment	-	70	-	34	120
Amounts funded in respect of employee rights upon retirement, net	(586)	(396)	(333)	(287)	(913)
Changes in restricted deposits	70	-	70	-	(184)
Long-term loans collected from employees	-	14	-	12	14
Net cash provided by (used in) investing activities	(35,232)	1,553	(7,768)	(551)	(945)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans	(123)	(119)	(123)	(119)	(249)
Issuance of share capital and warrants to shareholders	-	-	-	-	31,468
Issuance of share capital to employees and non-employees resulting from exercise of options	7	4	3	-	20
short-term loan - net	(113)	-	(58)	-	170
Net cash provided by (used in) financing activities	(229)	(115)	(178)	(119)	31,409
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(556)	87	(428)	417	250
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(30,661)	31,665	(4,414)	9,431	70,129
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	103,675	33,546	77,428	55,780	33,546
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	73,014	65,211	73,014	65,211	103,675

Supplemental information on investing activities not involving cash flows:

1)
During 2009 the Company purchased equipment in the amount of $842,000 in credit. An amount of $652,000 was paid and included in investing activities during the six month period ended on June 30, 2010 and the remaining will be presented as investing activity when actual payment is made.

2)
During the six month period ended on June 30, 2010, the company purchased equipment in the amount of $607,000 in credit. This amount will be presented as investing activity when actual payment is made.

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RETALIX LTD.

UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following tables reflect selected Retalix’ non-GAAP results reconciled to GAAP results:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands (except share and per share data)
OPERATING INCOME
GAAP Operating income	6,283	7,397	3,398	2,962	7,826
GAAP Operating Margin	6.2%	7.7%	6.5%	6.1%	4.1%
Plus:
Amortization of acquisition-related intangible assets	1,749	1,883	871	941	3,731
Stock based compensation expenses	1,933	1,162	996	576	2,165
Indirect private placement costs*	-	-	-	-	1,823
Non-GAAP Operating income**	9,965	10,442	5,265	4,479	15,545

NET INCOME	3,490	5,645	1,559	4,904	5,796
GAAP Net income
Plus:
Amortization of acquisition-related intangible assets	1,749	1,883	871	941	3,731
Stock based compensation expenses	1,933	1,162	996	576	2,165
Indirect private placement costs*	-	-	-	-	1,823
Less:
Income tax effect of amortization of acquisition-related intangible assets	(567)	(735)	(216)	(367)	(1,029)
Tax expenses (income) effect of stock based compensation expenses	19	(91)	113	62	(96)
Income tax effect of Indirect private placement costs	-	-	-	-	(343)
Non-GAAP Net income	6,624	7,864	3,323	6,116	12,047

NET INCOME PER DILUTED SHARE
GAAP Net income per diluted share	0.14	0.28	0.06	0.24	0.28
Plus:
Amortization of acquisition-related intangible assets	0.07	0.09	0.04	0.05	0.18
Stock based compensation expenses	0.08	0.06	0.04	0.03	0.10
Indirect private placement costs	-	-	-	-	0.09
Less:
Income tax effect of amortization of acquisition-related intangible assets	(0.02)	(0.04)	(0.01)	(0.02)	(0.05)
Income tax effect of stock based compensation expenses	0.00	(0.00)	0.01	(0.00)	(0.01)
Income tax effect of Indirect private placement costs	-	-	-	-	(0.02)

Non-GAAP Net income per diluted share	0.27	0.39	0.14	0.30	0.57

Shares used in computing diluted net income per share (in thousands)	24,235	20,417	24,233	20,418	21,020

*	Indirect private placement costs include $459 of stock based compensation expenses.

**	We calculate Non-GAAP Operating Margin by dividing Non-GAAP Operating income (reconciled to GAAP operating income above) by revenues. For the quarter ended June 30, 2010, this resulted in a Non-GAAP Operating Margin of 10.1%, calculated as follows: $5,265/$52,019 = 10.1%.

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RETALIX LTD.

UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following table shows the classification of stock-based compensation expense:

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands
Cost of product sales	13	53	2	25	105
Cost of services	130	535	25	260	1,060
Research and development	54	266	44	131	381
Selling and marketing	259	104	258	52	126
General and administrative	1,477	204	667	108	493
Total	1,933	1,162	996	576	2,165

The following table shows the classification of amortization of acquisition-related intangible assets:

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands
Cost of product sales	1,256	1,246	628	623	2,490
Cost of services	441	438	220	219	876
General and administrative	52	199	23	99	365
Total	1,749	1,883	871	941	3,731

Indirect private placement costs relate to a Private Placement completed in November 2009 as part of the agreement with the Alpha Group that generated $32.9 million of gross proceeds and $1.8 million in expenses for Retalix.

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